1271 Avenue of the Americas | New York, NY 10020

blankrome.com

Phone:	(212) 885-5000
Fax:	(917) 332-3057
Email:	bshiffman@blankrome.com

June 4, 2021

VIA EDGAR

Tim Buchmiller

Joe McCann

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	Future Health ESG Corp.

Draft Registration Statement on Form S-1

Filed March 24, 2021

CIK No. 0001851182

Dear Messrs. Buchmiller and McCann:

On behalf of our client, Future Health ESG Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please note that the above-captioned Draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company is being submitted to the Securities and Exchange Commission (the “Commission”) on June 4, 2021. This Registration Statement reflects certain revisions to the draft registration statement in response to the comment letter to Mr. Bostic, the Company’s Chief Executive Officer, dated April 20, 2021, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form S-1 filed March 24, 2021

Since our initial stockholders will lose their entire investment in us if our initial business combination is not completed..., page 35

1.	We note disclosure in the first full risk factor on page 35 and elsewhere regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination. Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your founders acquired a 20% stake for a nominal amount, approximately $0.007 per share, and the offering is for $10.00 a share, the founders could make a substantial profit after the initial business combination even if holders of the public shares experience substantial losses. Please revise here and your other risk factors accordingly.

Blank Rome LLP | blankrome.com

June 4, 2021

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 22, 24 and 35 of the Registration Statement in response to the Staff’s comment.

Capitalization, page 61

2.	We note in the capitalization table that you present 14,597,499 shares subject to possible redemption in the mezzanine equity caption as compared to 14,072,499 shares in the permanent equity caption. Additionally, the 14,072,499 shares is also used in footnotes 5 and 6 in your summary financial data on page 26. Please revise or advise.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 61 and 26 of the Registration Statement in response to the Staff’s comment.

3.	As a related matter, please reconcile the 4,677,501 shares issued and outstanding as adjusted in the permanent equity section with the 4,152,501 shares in your dilution disclosures on page 60.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 61 of the Registration Statement in response to the Staff’s comment.

Public Stockholders Warrants, page 105

4.	We note your disclosure in this section that you “are not registering the shares of common stock issuable upon exercise of the warrants at this time.” Please reconcile this disclosure with your fee table and other related disclosure or advise.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 105 of the Registration Statement in response to the Staff’s comment.

~ ~ ~

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 885-5442 or my colleague, Yelena Barychev at (215) 569-5737 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,
/s/ Brad L. Shiffman
Brad L. Shiffman